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MAR 02 2022

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22003543

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| SEC FILE NUMBER |
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| 8-68081 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cirrus Research LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

303 South Broadway, Suite 212
(No. and Street)

Tarrytown (City) NY (State) 10591 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Satya Pradhuman (Name) (914)289-1411 (Area Code – Telephone Number) satyap@cirrus-res.com (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raines and Fischer LLP
(Name – if individual, state last, first, and middle name)

555 Fifth Avenue, 9th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

11/05/2009 (Date of Registration with PCAOB)(if applicable) 3760 (PCAOB Registration Number, if applicable)

| FOR OFFICIAL USE ONLY |
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| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, Satya Pradhuman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cirrus Research LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

TIMOTHY JOSEPH DONAHUE
Notary Public
for the State of Montana
Residing at:
Livingston, Montana
My Commission Expires:
October 14, 2024

NOTARIAL SEAL

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# CIRRUS RESEARCH, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

**RAINES AND FISCHER LLP** CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Cirrus Research, LLC:

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Cirrus Research, LLC (the "Company"), as of December 31, 2021, and the related notes (collectively to the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

Raines & Fischer LLP

New York, New York
March 1, 2022

**CIRRUS RESEARCH, LLC**

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

| | |
|---|---|
| Current assets: | |
| Cash | $ 165,224 |
| Accounts receivable | 63,667 |
| Right to use asset | 165,666 |
| Loans and exchanges | 11,600 |
| Prepaid expenses | 3,936 |
| Total current assets | 410,093 |
| Property and equipment | 970,109 |
| Less: accumulated depreciation | (399,183) |
| | 570,926 |
| Security deposits | 19,840 |
| Total assets | $ 1,000,859 |

LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Current liabilities: | |
| Accounts payable and accrued expenses | $ 54,602 |
| Lease liability | 174,665 |
| Total current liabilities | 229,267 |
| Members' equity | 771,592 |
| Total liabilities and members' equity | $ 1,000,859 |

See accompanying notes to financial statements.

**CIRRUS RESEARCH, LLC**

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

1. Statement of Significant Accounting Policies:

Organization:

Cirrus Research, LLC (The Company), a New York limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company performs research services to various investment companies.

Basis of Accounting:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition:

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition." Under the new guidance, an entity should recognize revenue to depict transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU No. 2014-09 are effective for annual reporting periods beginning after December 15, 2018 (FASB entities), and interim reporting periods beginning one year later, December 15, 2019.

The Company records its advisory fees as they are earned based on the services provided or consummation of the related transaction.

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers are recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

**CIRRUS RESEARCH, LLC**

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2021

1. Statement of Significant Accounting Policies (continued):

Accounts Receivable:

Accounts receivable is stated net of an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of specific customers, taking into consideration the age of past due accounts, an assessment of the customer's ability to pay and the likelihood of collecting. There is no allowance for doubtful accounts at December 31, 2021 as the Company determined the risk of non collection on its current receivables to be zero.

Concentration of Risk:

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Property and Equipment:

Property and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance charges, which do not increase the useful lives of assets, are charged to expense as incurred. Depreciation expense for the year ended December 31, 2021 was $86,108. Depreciation is recorded using straight line over an asset's estimated useful life in periods ranging from 3 to 10 years.

Income Taxes:

The Company has elected to be treated as a Limited Liability Company under the provisions of the Internal Revenue Code and New York State tax regulations. No provision for federal and state income taxes is made in these financial statements as these taxes are the responsibility of the members under this form of organization.

Subsequent events:

Management has evaluated subsequent events through March 1, 2022, the date the financial statements were available to be issued.

**CIRRUS RESEARCH, LLC**

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2021

2. Net Capital Requirements:

Cirrus Research, LLC is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, Cirrus Research, LLC had net capital of $101,623 after adjustments for non-allowable assets, which was $96,623 in excess of its required net capital. Cirrus Research, LLC's net capital ratio was .6259 to 1.

3. Commitments and Contingencies:

Office lease:

The Company entered into a lease agreement with Am Trust Realty Corp. for the rental of property located at 303 South Broadway, Suite 212, Tarrytown, NY 10591 which expires on February 29, 2024.

Future minimum lease payments for the lease term are:

| Year Ended December 31, | |
|---|---|
| 2022 | $ 79,866 |
| 2023 | 81,224 |
| 2024 | 13,575 |
| | $ 174,665 |

The lease was determined to be an operating type lease. The Company recorded rent expense for the year of $76,212. In accordance with FASB issued (ASU) 2016-02, "Leases (Topic 842)" the Company classified the lease as an operating lease and has no other short-term leases. The Company has reviewed and based the right of use asset and lease liabilities, primarily, on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company has an increase on its balance sheet as of December 31, 2021 for the right of use asset of $165,666, offset by lease liabilities of $174,665.

4. Possession or Control Requirements:

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i), nor would there have been in reliance on Footnote 74 to SEC release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

5. PPP Loans Payable:

In May 2020, the Company entered into an unsecured promissory note with a commercial bank for an aggregate principal amount of $75,747 pursuant to the Paycheck Protection Program (the "PPP Loan"), which was established under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") and is administered by the U.S. Small Business Administration (the "SBA"). The outstanding borrowings under the PPP Loan bear interest at a rate of 1% per year and have a maturity of May 2022. Under the CARES Act, PPP Loan recipients meeting certain criteria set by the SBA may be eligible for full or partial forgiveness of such loans.

The PPP Loan promissory note contains customary events of default relating to, among other things, payment defaults, breach of representations and warranties, or provisions of the promissory note. The occurrence of an event of default may result in the repayment of all amounts outstanding and/or filing suit and obtaining judgment against the Company.

On April 8, 2021, an additional $143,110 was received by the Company under the second round of PPP ("PPP2 Loan"). The PPP2 Loan has the same conditions as the PPP Loan and matures on April 8, 2023.

On March 23, 2021, the Company was notified by the SBA that the PPP Loan principal of $75,747 and $677 of accumulated interest had been fully forgiven.

On December 22, 2021, the Company was notified by the SBA that the PPP2 Loan principal of $143,140 and $1,025 of accumulated interest had fully been forgiven.